LAW OFFICES

SILVER, FREEDMAN & TAFF, L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100

WASHINGTON, D.C. 20007

PHONE: (202) 295-4500

FAX: (202) 337-5502

WWW.SFTLAW.COM

March 9, 2012

VIA EDGAR AND COURIER

Todd K. Schiffman, Assistant Director

Financial Services Group

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	HomeTrust Bancshares, Inc. Registration Statement on Form S-1/A

File Number 333-178817

Dear Mr. Schiffman:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client HomeTrust Bancshares, Inc. (the “Holding Company”), we enclose herewith for filing Pre-Effective Amendment No. One (the “Amendment”) to the Holding Company’s Registration Statement on Form S-1 relating to the Holding Company’s proposed offering.

The Amendment responds to comments raised by the staff of the Securities and Exchange Commission in its letter dated January 25, 2012 (the “Comment Letter”). The Holding Company’s responses to the staff’s comments are numbered to correspond to the numbered comments in the Comment Letter. Page numbers referred to in the response refer to the marked copy of the Amendment provided to the staff.

The Amendment is marked to show all revisions to the original submission made on December 29, 2011. In addition to the responses to the staff’s comments in bold below, these revisions include responses to the comments of the Office of the Comptroller of the Currency (“OCC”). In accordance with OCC regulations, the amount of the offering is based on an appraisal of the Holding Company post-closing.

General Comments

1.	Prior to requesting acceleration of effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters’ compensation.

Response: A letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering will be provided prior to the effectiveness of the registration statement.

Todd K. Schiffman

Securities and Exchange Commission

March 9, 2012

Cover Page of Prospectus

2.	Please revise the third paragraph to explain, if true, that you can lower the minimum number of shares in the event that you receive a revised appraisal and have received approval from the OCC. Please refer to Item 501(b)(2) of Regulation S-K.

Response: The cover page of the prospectus has been revised in response to this comment.

3.	Revise the fifth paragraph to explain the role of Keefe in the subscription, community offering and any syndicated offering. Please refer to Item 501(b)(8) of Regulation S-K.

Response: The cover page of the prospectus has been revised in response to this comment.

Summary, page 1

4.	Provide a more balanced presentation of your current financial position on page 2 to discuss your recent history of losses. In particular, please discuss your losses of over $14.7 million in fiscal 2011 after a one-time gain of over $5.8 million and your profit of $7 million in fiscal 2010 after a one-time gain of over $17 million.

Response: Page 2 of the prospectus has been revised in response to this comment.

5.	Also, please discuss the impact of recent housing trends on your loan portfolio, including the increase in provision for loan losses from $2 million in 2007 to over $42 million in 2011.

Response: Page 2 of the prospectus has been revised in response to this comment.

6.	Provide a discussion of that the economic conditions in your market area, including home prices and sales and the fact that unemployment has been over ten percent.

Response: Pages 2, 21 and 79 of the prospectus have been revised in response to this comment.

Risk Factors, page 9

Declining property values have resulted in increased loan-to-value ratios…., page 19

7.	Revise this risk factor to provide more detailed analysis of the extent to which values have declined in your main market areas and the effect on your loan losses and asset quality.

Response: Page 21 of the prospectus has been revised in response to this comment, including a cross-reference to the risk factor discussion entitled “Our provision for loan losses and net loan charge-offs have increased significantly in recent years and we may be required to make further increases in our provision for loan losses and to charge-off additional loans in the future, which could adversely affect our results of operations.” disclosing the effect of the decline in home values on our provision for loan losses.

Todd K. Schiffman

Securities and Exchange Commission

March 9, 2012

We are subject to interest rate risk, page 24

8.	Revise this risk factor to discuss the extent to which your net value would decline based upon increases in interest rates, based upon your last assessment. Also, consider discussing the extent to which you have short term low interest or non interest bearing liabilities that could reprice quickly when rates increase.

Response: Page 26 of the prospectus has been revised in response to this comment.

The implementation of an equity incentive plan may dilute…, page 31

9.	Revise this section to clarify the potential cost of the plans and the impact of the plans on your pro-forma earnings for the stub period.

Response: The requested disclosure has been added to the risk factor entitled “Our equity incentive plans will increase our costs, which will reduce our income” on page 35 of the prospectus and a cross-reference to this risk factor has been added to this referenced risk factor at the top of page 35 of the prospectus in response to this comment.

Asset/Liability Management, page 68

10.	In your disclosure on pages 104-106, you indicate that as substantial portion of your deposit base is comprised of low- or no-interest rate deposits. We also note that many of your CD’s appear to be of a very short duration. Consider revising this section, or your Liquidity section, to discuss management’s view of the speed with which you could either replace this source of funds or adjust your operations to address an environment where your sources of funds are likely to reprice rapidly and would be much more rate sensitive than your assets. In particular, we note that your deposits have increased in each of the last three years, and the trend continued into the stub period, likely driven by the nationwide low interest rate environment which has left a substantial amount of investible funds in shorter term lower rate investments.

Response: Pages 72 and 74 of the prospectus has been revised in response to this comment.

Business of Hometrust Bank, page 73

11.	Please tell us whether you have any significant concentration of insurance from any PMI issuer for your mortgage balances that exceed 80% LTV.

Response: Please be advised that at December 31, 2011, HomeTrust Bank (the “Bank”) had only $17.1 million in loans outstanding with PMI or .00143% of its one-to four family loan portfolio. Of this amount, the largest concentration was $9.1 million with Republic Mortgage Insurance Co.

Todd K. Schiffman

Securities and Exchange Commission

March 9, 2012

Competition, page 76

12.	Please revise the section to clarify that you have a market share of less than half of a percent (0.45 percent) of deposits banks in North Carolina. Make similar changes to your disclosure on page 2.

Response: Pages 2 and 80 of the prospectus have been revised in response to this comment.

Lending Authority, page 81

13.	Revise this section to discuss, in greater detail, the revisions to your lending authority and underwriting standards that you reference on page 51, including the impact on your approval rate or other metrics.

Response: Page 85 of the prospectus has been revised in response to this comment.

Compensation Discussion and Analysis, page 119

14.	Please revise this section to discuss the determinations made by the Compensation Committee regarding the compensation of the named executives in 2011. Also, consider discussing how the changes that you anticipate making to your compensation program either reflect a change in compensation philosophy or fit into the philosophy articulated in this section.

Response: The Compensation and Analysis at pages of 124-125 of the prospectus has been revised in response to this comment.

Syndicated Community Offering, page 157

15.	Please provide us with Keefe, Bruyette & Wood’s analysis supporting their conclusion that the use of “delivery versus payment” for settlement in the syndicated community offering is consistent with Exchange Act Rules 10b-9 and 15c2-4.

Response: The Syndicated Community Offering discussion beginning on page 162 of the prospectus has been revised to clarify that funds received in this offering will be held in a segregated account at HomeTrust Bank prior to the closing of this offering and funds will be promptly returned if the offering should not close in response to this comment.

Material Income Tax Consequences, page 166

16.	Revise the discussion in the third paragraph on page 167 to clarify the “more likely than not” nature of Silver Freedman’s opinion.

Response: Page 172 of the prospectus has been revised in response to this comment.

Todd K. Schiffman

Securities and Exchange Commission

March 9, 2012

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Loans Past Due 90 Days or More, Nonaccruing, Impaired, or Restructed, page F-13

17.	It appears from your disclosure that you remove certain loans from TDR classification that are in compliance with their modified terms for at least six months and the modified interest rate represents a market rate at the time of restructuring. Please tell us and revise your next amendment to disclose how you determined the interest rates on these loans that were removed from TDR classification during the current period were representative of market rates taking into consideration the borrowers’ credit risk and prevailing economic conditions. Please also consider disclosing a rollforward of your TDR loan balances that would provide for gross additions and reductions separately for each class of financing receivable.

Response: The prospectus has been revised at page F-11 to clarify the Company’s accounting treatment for TDR’s. Page F-11 now reads:

Loans Past Due 90 Days or More, Nonaccruing, Impaired, or Restructured—The Bank’s policies related to when loans are placed on nonaccruing status conform to guidelines prescribed by bank regulatory authorities. Generally, the Bank suspends the accrual of interest on loans (i) that are maintained on a cash basis because of the deterioration of the financial condition of the borrower, (ii) for which payment in full of principal or interest is not expected (impaired loans), or (iii) on which principal or interest has been in default for a period of 90 days or more, unless the loan is both well secured and in the process of collection. Under the Bank’s cost recovery method, interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accruing status when all principal and interest amounts contractually due are brought current and concern no longer exists as to the future collectability of principal and interest, which is generally confirmed when the loan demonstrates performance for six consecutive months or payment cycles.

Restructured loans to borrowers who are experiencing financial difficulty, and on which the Bank has granted concessions that modify the terms of the loan are accounted for as troubled debt restructurings. These loans remain as troubled debt restructurings until the loan has been paid in full or charged off. The Bank may place these loans on accrual or nonaccrual status depending on the individual facts and circumstances of the borrower. Generally, these loans are put on nonaccrual status until there is adequate performance that evidences the ability of the borrower to make the contractual payments. This period of performance is normally at least six months, and may include performance immediately prior to or after the modification, depending on the specific facts and circumstances of the borrower.

Please be advised that regarding the TDR rollforward, the Bank does not generally remove loans from TDR classification, as clarified above. As a result, no TDR removals occurred during the period that would be disclosed in a roll forward. The Registrant submits that its current disclosures relevant to restructured loans conform to the requirements of Accounting Standards Codification 310.10.50, and include information about new modifications that have occurred during the period. Further, the current disclosures related to modifications and troubled debt restructurings are adequate and consistent with applicable GAAP.

Todd K. Schiffman

Securities and Exchange Commission

March 9, 2012

Note 2. Business Combinations, page F-16

18.	In regard to both the Industrial and Cherryville business combinations entered into in fiscal periods 2010 and 2011 respectively, please provide us with sufficient information detailing the methodologies and assumptions utilized in the determination of the gains recorded. Further, address the accounting literature followed in accounting for these transactions.

Response: Please be advised that the Bank accounted for each business combination by applying the acquisition method as required by ASC 805 Business Combinations. As described in ASC 850-30-55-3,4, and 5, when applying the acquisition method to combinations of mutual entities, the Bank determined the fair value of the equity of the acquired banks through standard industry practices using a combination of the market value and discounted cash flow approaches. The market value approach compared price to earnings, price to book value, deposit premiums and other value indicators for publicly traded companies with similar size and location, adjusted for control premiums and other factors. The discounted cash flow approach used the expected annual cash flows from the acquired banks discounted using an appropriate discount rate based on the cost of equity capital at the acquisition date.

The Bank then determined the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date as required in ASC 850-30-30. These values were determined using typical fair value measurement techniques, including quoted market prices for similar financial instruments, discounted cash flows, and other model-based techniques as applicable for the various types of assets and liabilities.

Given the poor market conditions for smaller financial institutions at the acquisition dates, the small retail market locations for the acquired banks, the excess capital maintained by these traditional thrifts, and the lack of fee generating loan and deposit products and services at these older mutual institutions, the fair value of the equity of the acquired banks was determined to be less than the net fair value of the identifiable assets acquired and liabilities assumed. Thus, the Bank recorded a gain for the excess of the net fair value of the identifiable assets and liabilities over the fair value of the acquired banks’ equity. This is comparable to a bargain purchase gain as discussed in ASC 850-30-25.

19.	Please revise your next amendment to include a rollforward of activity for the accretable yield recorded for purchased loans to reflect the specific amounts attributable to additions, accretion, disposals of loans, and reclassification to or from nonaccretable difference during the period as required by ASC Subtopic 310-30-50-2.2.

Response: Please be advised that the Bank does not account for purchased performing loans using ASC 310-30 since these loans were not purchased with deteriorated credit quality at the time of acquisition. Thus, the disclosure of a rollforward of activity for the accretable yield related to the purchased performing loans is not required. The Bank did not purchase any impaired loans through its acquisition of Industrial Federal in January 2010. Through its acquisition of Cherryville Federal in October 2010, the Bank purchased impaired loans of $2.6 million, net of the nonaccretable difference of $436,000 which is disclosed in footnote 2. The Bank believes that the disclosure of the rollforward of this nonaccretable difference is immaterial based on guidance contained in SAB 99. The purchased

Todd K. Schiffman

Securities and Exchange Commission

March 9, 2012

impaired loans are only .17% of total loans, net at December 31, 2011 and June 30, 2011. Further, the only changes in the non-accretable difference relate to charge-offs of the purchased impaired loans. In addition, the omission of this disclosure does not:

•

Mask a change in earnings or other trends—no non-accretable difference has been reclassified to accretable, and therefore no income statement impact has occurred that would be disclosed in the omitted disclosure;

•	Hide a failure to meet analysts’ consensus expectations since the Bank is currently a mutual institution with no stockholders;

•	Change a loss into income or vice versa;

•	Relate to a significant segment of the Bank’s business;

•	Affect the Bank’s compliance with any loan covenants or other contractual requirements;

•	Effect management’s compensation; or

•	Conceal any unlawful transaction.

Based on these quantitative and qualitative considerations, the Registrant submits that the omission of the disclosure of the nonaccretable difference rollforward is deemed immaterial.

20.	Please revise your next amendment to include a rollforward of the allowance for loan losses for purchased credit impaired loans.

Response: The Bank does not have an allowance for loan losses for purchased credit impaired loans. Thus, no roll-forward is necessary. The Bank has disclosed the nonaccretable difference for these loans in footnote 2 at page F-14 as discussed in response to comment 19, above.

Note 10. Income Taxes, page F-30

21.	We note that you have recorded a partial allowance for your deferred tax asset. Please tell us in detail and revise your next amendment to explain your basis for concluding that only a partial allowance is needed. Specifically discuss the facts and circumstances including the nature of the positive and negative evidence you considered and how that evidence was weighted in your determination of whether each significant deferred tax asset was more likely than not to be realized. Refer to guidance starting at ASC 740-10-30-16.

Response: Please be advised that a $15.5 million of the Bank’s $48.6 million recorded deferred tax asset relates to net operating loss carry forwards, on which the realization of income tax benefits is dependent on the Bank’s ability to generate future taxable income over the next 20 years. Because of this dependency, as well as the dependency of other deferred tax assets on future taxable income, the Bank considered the need for an additional valuation allowance, but determined there was sufficient positive evidence to support the conclusion not to record an additional valuation allowance. A partial allowance was recorded on state net operating loss carryforwards and capital loss carryforwards. State tax laws do not allow for carry back of net operating losses, and have a shorter period in which these losses can be carried forward. These two factors weighed heavily into the decision to record a valuation allowance on the state net operating loss carry forwards of approximately $1.8 million. The remainder of the valuation allowance of $1.1 million is to offset capital loss carry forwards. Capital losses can only be offset by capital gains, and given the current business model and structure of the Bank’s balance sheet, there are limited opportunities for generating capital gains, therefore a valuation allowance has been recognized for these deferred tax assets.

Todd K. Schiffman

Securities and Exchange Commission

March 9, 2012

Negative evidence regarding the future realization of deferred tax assets included:

(1)	the Bank has experienced a cumulative pre-tax loss when considering operating results for the past three years;

(2)	the Bank had a pretax loss of $28.0 million for the year ended June 30, 2011 due to a $42.8 million provision for loan losses as well as a $3.8 million one-time loss from a FHLB advance prepayment penalty and a $4.5 million check kiting loss;

(3)	the Bank incurred $34.4 million in net loan chargeoffs for the year ended June 30, 2011, the highest in the Bank’s history. Net chargeoffs for the six months ended December 31, 2011 were $22.5 million.

The positive evidence that led the Bank to conclude that the income tax benefits of the Bank’s deferred tax assets would be realized included:

(1)	the Bank has a long sustained history (more than twenty consecutive years) of generating taxable income and realizing the income tax benefits of its deferred tax assets and income tax credits;

(2)	the Bank has no prior history of generating loss carry forwards or of expiration of loss carry forwards. Taxable losses generated in 2010 were carried back to prior years, to realize approximately $4.3 million of the deferred tax asset at that date;

(3)	the Bank is considered to be “well capitalized” under regulatory definitions, allowing management sufficient resources to manage through difficult economic conditions in order to restore profitability.

(4)	the Bank’s management believes that, based on certain improving credit quality indicators, the credit quality issues that gave rise to the net operating loss carry forward and deferred tax asset related to the loan loss allowance were to a large extent limited to 2010 and 2011, and additional loan loss provisions are expected to decline in 2012 and 2013 from these elevated levels. Specifically, the Bank has reduced its higher risk commercial construction and development loan portfolio by 68% from $179.3 million in 2008 to $57.3 million at December 31, 2011. This portfolio accounted for 44.6% of all loan chargeoffs over the past two and one-half years;

(5)	Management is not aware of any unsettled circumstances that, if resolved, would adversely affect future operations or earnings;

(6)	the Bank had pretax income for the six months ended December 31, 2011 and management is projecting pretax income for the years ended June 30, 2012, 2013, and 2014;

(7)	the deferred compensation deferred tax asset will reverse as those plans are paid, which generally will be at least over twenty years or more based on the retirement dates of the individuals in the plans;

(8)	the Bank could sell its tax-free municipal lease portfolio which would generate a taxable gain as well as provide over $100 million to reinvest into taxable investments; in doing so, the Bank would convert approximately $6 million of tax-free income annually into taxable income; and

(9)	the net operating loss carry forward does not expire in the near term.

At December 31, 2011, the Bank reported pre-tax earnings, which was an improvement over the projected level of earnings contemplated in the year-end analysis of the deferred tax asset. Given the positive development in actual net income during the six months ended December 31, 2011, management has noted no events that would change the conclusions reached at June 30, 2011 that the recorded deferred tax asset is realizable.

Todd K. Schiffman

Securities and Exchange Commission

March 9, 2012

Additional disclosure has been added to pages 66-67 of the prospectus summarizing the discussion above.

Note 15. Fair Value of Financial Instruments, page F-35

22.	Please tell us and revise your next amendment to disclose how often you obtain updated appraisals for your collateral dependent impaired loans. If this policy varies by loan type please disclose that also. Also, please describe in detail any adjustments you make to the appraised values, if any, including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response: The prospectus has been revised at page F-32 to clarify the Bank’s policy for evaluating collateral dependent impaired loans. It now reads:

The Bank does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, the fair value is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. The Bank reviews all impaired loans each quarter to determine if an allowance is necessary. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans.

At December 31, 2011, June 30, 2011 and 2010, most of the impaired loans were evaluated based on the fair value of the collateral. For these collateral dependent impaired loans, the Bank obtains updated appraisals at least annually. These appraisals are reviewed for appropriateness and then discounted for estimated closing costs to determine if an allowance is necessary. As part of the quarterly review of impaired loans, the Bank reviews these appraisals to determine if any additional discounts to the fair value are necessary. If a current appraisal is not obtained, the Bank determines whether a discount is needed to the value from the original appraisal based on the decline in value of similar properties with recent appraisals. Impaired loans where an allowance is established require classification in the fair value hierarchy. The Bank records all impaired loans with an allowance as nonrecurring Level 3.

Exhibit 8.1, Tax Opinion of Silver Freedman & Taff, LLP

23.	A number of the assumptions in the first set of numbered paragraphs appear to assume facts that are either verifiable or which are determinable from the registration statement or the plan of conversion. Consider revising the assumptions to assume that the facts are as presented in these documents, rather than relying of the assumption themselves. Please revise the assumptions accordingly.

Response: Exhibit 8.1 to the Registration Statement has been revised in response to this comment.

Todd K. Schiffman

Securities and Exchange Commission

March 9, 2012

24.	Revise the opinion to clarify that Silver Freedman also consents to the discussion of the opinion in the prospectus.

Response: Exhibit 8.1 to the Registration Statement has been revised in response to this comment.

* * * * *

We will provide requests from the Holding Company and from Keefe, Bruyette & Woods for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive them. Additionally, in response to the staff’s request, the Holding Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Holding Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4513 or Marty L. Meyrowitz at (202) 295-4527.

Very truly yours,

/s/ Dave M. Muchnikoff

Dave M. Muchnikoff

cc: (Hard copy by messenger)

Christian Windsor, Special Counsel
Mail Stop 4561
Jonathan Gottlieb, Staff Attorney
Mail Stop 4561
David Irving, Staff Accountant
Mail Stop 4561
Marc Thomas, Staff Accountant Mail Stop 4561